UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



Public Utility Holding Company Act of 1935
File No. 70-9073
Report For Period: July 1, 2001 to September 30, 2001


In the Matter of:
CENTRAL AND SOUTH WEST CORPORATION AND
CENTRAL POWER AND LIGHT COMPANY, et al.


This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central Power and Light Company (CPL), a subsidiary of Central and South West Corporation (CSW), pursuant to an order issued by the Securities and Exchange Commission dated October 21, 1998 (HCAR 35-26931). The Better Choice Home Mortgage Program ("Better Choices Program") is a mortgage incentive program designed to promote efficient energy use and environmental conservation. The matter requires that CPL file quarterly reports providing the following information with respect to the Better Choices Program provided to nonaffiliates by CPL, Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and West Texas Utilities Company (WTU), (collectively, "Operating Companies")and American Electric Power Service Corporation, (AEPSC):
1) a balance sheet as of the relevant quarterly reporting date, 2) income statement for the preceding twelve months, and 3) the name of each Company providing the marketing services authorized by this order, the total number of Home Certifications made during the relevant period. This report covers the period from July 1, 2001 through September 30, 2001.

The requested information for the reporting period July 1, 2001 through September 30, 2001, is as follows:


1) Copies of the Operating Companies and AEPSC balance sheet for the reporting period ended September 30, 2001 are attached as Exhibit 1.


2) Copies of the Operating Companies and AEPSC income statement for the twelve months ended September 30, 2001 are attached as Exhibit 2.


3)  A)  The name(s) of each company providing the marketing services authorized
        by this order during the period ended September 30, 2001 are:   NONE

    B)  The total number of Home Certifications made during the period ended
        September 30, 2001 are:   NONE

                                S I G N A T U R E


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Central Power and Light Company has duly caused this report to be signed on its behalf on this 29th day of November 2001.

                                         Central Power and
                                        Light Company, et al.

                                         /s/    Armando Pena
                                        -----------------------------
                                         Armando Pena
                                         Treasurer

                                INDEX TO EXHIBITS






Exhibit
Number                            Exhibit


1 Balance sheet for the reporting period ended  September 30, 2001, as required for:
a) Central Power and Light (CPL)
b) Public Service Company of Oklahoma (PSO)
c) Southwestern Electric Power Company (SWEPCO)
d) West Texas Utilities Company (WTU)
e) American Electric Power Service Corporation (AEPSC)

2 Income statement for the twelve months ended September 30, 2001, as required for:
a) Central Power and Light (CPL)
b) Public Service Company of Oklahoma (PSO)
c) Southwestern Electric Power Company (SWEPCO)
d) West Texas Utilities Company (WTU)
e) American Electric Power Service Corporation (AEPSC)





Central Power and Light Company                                                                 Exhibit 1 (a)
Consolidated Balance Sheet                                                                       Page 1 of 2

                                                                                             As of September 30,
                                                                                                     2001
                                                                                                 (thousands)
ASSETS
Electric Utility Plant
    Production                                                                                           $3,165,533
    Transmission                                                                                            646,264
    Distribution                                                                                          1,272,057
    General                                                                                                 244,803
    Construction work in progress                                                                           164,633
    Nuclear fuel                                                                                            245,745
                                                                                           -------------------------
                                                                                                          5,739,035
  Less - accumulated depreciation                                                                         2,395,951
                                                                                           -------------------------
                                                                                                          3,343,084

Other Property and Investments                                                                               47,099
                                                                                           -------------------------

Long-Term Energy Trading Contracts                                                                           86,270
                                                                                           -------------------------

Current Assets
    Cash and cash equivalents                                                                                 6,706
    Accounts receivable:
        General                                                                                              74,642
        Affiliated Companies                                                                                 13,295
        Allowance for Uncollectible Accounts                                                                  (447)
    Fuel inventory, at LIFO costs                                                                            36,111
    Materials and supplies, at average cost                                                                  55,700
    Under-recovered fuel costs                                                                               10,822
    Energy Trading Contracts                                                                                314,177
    Prepayments and other                                                                                     4,357
                                                                                           -------------------------
                                                                                                            515,363

    Regulatory Assets                                                                                       234,038
                                                                                           -------------------------
    Regulatory Assets Designated for Securitization                                                         953,249
                                                                                           -------------------------
    Nuclear Decommissioning Trust Fund                                                                       91,859
                                                                                           -------------------------
    Deferred Charges                                                                                         21,367
                                                                                           -------------------------
                                                                                                         $5,292,329
                                                                                           =========================





Central Power and Light Company                                                                    Exhibit 1 (a)
Consolidated Balance Sheet                                                                          Page 2 of 2

-----------------------------------------------------------------------------------------------------------------------
                                                                                                As of September 30,
                                                                                                       2001
                                                                                             --------------------------
                                                                                                    (thousands)

CAPITALIZATION AND LIABILITIES
Capitalization
    Common stock:  $25 par value
        Authorized shares:  12,000,000
        Issued and outstanding shares:  6,755,535                                                             $168,888
    Paid-in capital                                                                                            405,000
    Retained earnings                                                                                          852,246
                                                                                             --------------------------
       Total Common Stock Equity                                                                             1,426,134

    Preferred stock
                                                                                                                 5,967
    CPL-obligated,Mandatorily Redeemable Preferred securities of
        Subsidiary Trust Holding Solely Junior Subordinated
        Debentures of CPL                                                                                      136,250
    Long-term debt                                                                                             942,865
                                                                                             --------------------------
       Total Capitalization                                                                                  2,511,216
                                                                                             --------------------------
                                                                                             --------------------------

Current Liabilities
    Long-term debt due within One Year                                                                         511,700
    Advances from affiliates                                                                                    57,722
    Accounts payable                                                                                           125,578
    Payables to  affiliates                                                                                     14,118
    Taxes accrued                                                                                              219,657
    Interest accrued                                                                                            23,339
    Energy Trading Contracts                                                                                   314,346
    Other                                                                                                       46,712
                                                                                             --------------------------
                                                                                                             1,313,172
                                                                                             --------------------------

Deferred Income Taxes                                                                                        1,186,803
                                                                                             --------------------------

Deferred Investment Tax Credits                                                                                124,194
                                                                                             --------------------------

Long-Term Energy Trading Contracts                                                                              87,095
                                                                                             --------------------------

Deferred Credits                                                                                                69,849
                                                                                             --------------------------

Commitments and Contingencies (Note 8)

                                                                                                            $5,292,329
                                                                                             ==========================






Public Service Company of Oklahoma                                                              Exhibit 1 (b)
Consolidated Balance Sheet                                                                       Page 1 of 2

--------------------------------------------------------------------------------------------------------------------
                                                                                             As of September 30,
                                                                                                     2001
                                                                                           -------------------------
                                                                                                 (thousands)
ASSETS
Electric Utility Plant
    Production                                                                                           $1,037,025
    Transmission                                                                                            418,793
    Distribution                                                                                            972,827
    General                                                                                                 204,981
    Construction work in progress                                                                            35,776
                                                                                           -------------------------
                                                                                                          2,669,402
  Less - Accumulated depreciation                                                                         1,175,621
                                                                                           -------------------------
                                                                                                          1,493,781

Other Property and Investments                                                                               40,384
                                                                                           -------------------------

Long-Term Energy Trading Contracts                                                                           72,313
                                                                                           -------------------------

Current Assets
    Cash  and Cash Equivalents                                                                                7,569
    Accounts receivable:
        Customers                                                                                            22,964
        Affiliated Companies                                                                                  5,912
    Fuel inventory, at LIFO costs                                                                            15,320
    Materials and supplies, at average cost                                                                  32,791
    Under-recovered Fuel Costs                                                                                    -
    Energy Trading Contracts                                                                                259,930
    Prepayments and other                                                                                     3,188
                                                                                                   -----------------
                                                                                                            347,674
                                                                                                   -----------------

Regulatory Assets                                                                                            29,650
                                                                                                   -----------------

Deferred Charges                                                                                             17,580
                                                                                                   -----------------

                                                                                                         $2,001,382
                                                                                                   =================





Public Service Company of Oklahoma                                                                     Exhibit 1 (b)
Consolidated Balance Sheet                                                                              Page 2 of 2

---------------------------------------------------------------------------------------------------------------------------
                                                                                                    As of September 30,
                                                                                                            2001
                                                                                                  -------------------------
                                                                                                        (thousands)

CAPITALIZATION AND LIABILITIES
Capitalization
    Common stock:   $15 par value
        Authorized shares:   11,000,000 shares
        Issued 10,482,000 shares and outstanding 9,013,000 shares                                                 $157,230
    Paid-in capital
                                                                                                                   180,000
    Retained earnings                                                                                              159,778
                                                                                                  -------------------------
       Total Common Stock Equity                                                                                   497,008

    Cumulative Preferred Stock Not Subject
                                                                                                                     5,283
         To Mandatory Redeemption
    PSO-obligated, mandatorily redeemable preferred securities of subsidiary trust holding solely Junior Subordinated Debentures of PSO
                                                                                                                    75,000
    Long-term debt                                                                                                 451,052
                                                                                                  -------------------------
       Total Capitalization                                                                                      1,028,343
                                                                                                  -------------------------
                                                                                                  -------------------------

Current Liabilities
    Long-term debt due within One Year                                                                                   -
    Advances from affiliates                                                                                        58,426
    Accounts payable                                                                                                38,510
    Payables to affiliates                                                                                          32,686
    Customer deposits                                                                                               19,137
    Over-recovered Fuel Costs                                                                                       24,708
    Taxes accrued                                                                                                   72,522
    Interest accrued                                                                                                12,107
    Energy Trading Contracts                                                                                       260,800
    Other                                                                                                           13,769
                                                                                                  -------------------------
                                                                                                                   532,665
                                                                                                  -------------------------

Deferred  Income Taxes                                                                                             288,614
                                                                                                  -------------------------

Deferred Investment Tax Credits                                                                                     34,440
                                                                                                  -------------------------

Regulatory Liabilities and Deferred Credits                                                                         39,407
                                                                                                  -------------------------

Long-Term Energy Trading Contracts                                                                                  77,913
                                                                                                  -------------------------


                                                                                                                $2,001,382
                                                                                                  =========================






Southwestern Electric Power Company                                                             Exhibit 1 (c)
Consolidated Balance Sheet                                                                       Page 1 of 2

--------------------------------------------------------------------------------------------------------------------
                                                                                             As of September 30,
                                                                                                     2001
                                                                                           -------------------------
                                                                                                 (thousands)
ASSETS
  Electric Utility Plant
    Production                                                                                           $1,432,242
    Transmission                                                                                            537,835
    Distribution                                                                                          1,033,083
    General                                                                                                 375,603
    Construction work in progress                                                                            50,650
                                                                                           -------------------------
                                                                                                          3,429,413
  Less - Accumulated depreciation                                                                         1,525,936
                                                                                           -------------------------
                                                                                                          1,903,477

Other Property and Investments                                                                               42,213
                                                                                           -------------------------

Long-Term Energy Trading Contracts                                                                           86,306
                                                                                           -------------------------

Current Assets
    Cash  and Cash Equivalents                                                                                4,650
    Accounts receivable
          Customers                                                                                          70,192
          Affiliated Companies                                                                                2,283
    Fuel inventory, at average costs                                                                         36,648
    Under-recovered Fuel Costs                                                                               19,445
    Materials and supplies, at average cost                                                                  31,342
    Energy Trading Contracts                                                                                314,306
    Prepayments                                                                                              19,729
                                                                                           -------------------------
                                                                                                            498,595

Regulatory Assets                                                                                            53,156
                                                                                           -------------------------

Deferred Charges                                                                                             78,567
                                                                                           -------------------------
                                                                                                         $2,662,314
                                                                                           =========================





Southwestern Electric Power Company                                                               Exhibit 1 (c)
Consolidated Balance Sheet                                                                         Page 2 of 2

----------------------------------------------------------------------------------------------------------------------
                                                                                               As of September 30,
                                                                                                      2001
                                                                                            --------------------------
                                                                                                   (thousands)
CAPITALIZATION AND LIABILITIES
Capitalization
    Common stock:   $18 par value
        Authorized:   7,600,000 shares
        Issued and outstanding: 7,536,640 shares                                                             $135,660
    Paid-in capital
                                                                                                              245,000
    Retained earnings                                                                                         322,168
                                                                                            --------------------------
        Total Common Stock Equity                                                                             705,828

    Preferred stock
                                                                                                                4,704

    SWEPCO-obligated, mandatorily redeemable preferred
securities of subsidiary trust holding solely Junior Subordinated
         Debentures of SWEPCO
                                                                                                              110,000
    Long-term debt                                                                                            494,855
                                                                                            --------------------------
        Total Capitalization                                                                                1,312,387
                                                                                            --------------------------

Other Noncurrent Liabilities                                                                                   33,810
                                                                                            --------------------------

Current Liabilities
    Long-term debt due within One Year                                                                        150,595
    Advances from affiliates                                                                                   78,931
    Accounts payable                                                                                           54,042
    Payables to affiliates                                                                                     30,909
    Customer deposits                                                                                          15,698
    Taxes accrued                                                                                              74,877
    Interest accrued                                                                                           14,697
    Energy Trading Contracts                                                                                  314,475
    Other                                                                                                      24,767
                                                                                            --------------------------
                                                                                                              758,991
                                                                                            --------------------------

Deferred Income Taxes                                                                                         399,717
                                                                                            --------------------------

Deferred Investment Tax Credits                                                                                49,846
                                                                                            --------------------------

Regulatory Liabilities and Deferred Credits                                                                    20,432
                                                                                            --------------------------

Long-Term Energy Trading Contracts                                                                             87,131
                                                                                            --------------------------
                                                                                                           $2,662,314
                                                                                            ==========================





West Texas Utilities Company                                                                    Exhibit 1 (d)
Balance Sheet                                                                                    Page 1 of 2

--------------------------------------------------------------------------------------------------------------------
                                                                                             As of September 30,
                                                                                                     2001
                                                                                           -------------------------
                                                                                                 (thousands)
ASSETS
  Electric Utility Plant
    Production                                                                                             $439,825
    Transmission                                                                                            249,976
    Distribution                                                                                            428,473
    General                                                                                                 113,827
    Construction work in progress                                                                            21,106
                                                                                           -------------------------
                                                                                                          1,253,207
  Less - Accumulated depreciation                                                                           539,587
                                                                                           -------------------------
                                                                                                            713,620

Other Property and Investments                                                                               24,516
                                                                                           -------------------------

Long-Term Energy Trading Contracts                                                                           28,683
                                                                                           -------------------------

Current Assets
    Cash and Cash Equivalents                                                                                 6,328
    Accounts Receivable:
        Customers                                                                                            20,340
        Affiliated Companies                                                                                  9,570
        Allowance for Uncollectible Accounts                                                                  (163)
    Fuel inventory, at average costs                                                                          9,969
    Materials and Supplies, at average costs                                                                 11,314
    Under-recovered fuel costs                                                                               53,863
    Energy Trading Contracts                                                                                104,458
    Prepayments and other                                                                                     1,306
                                                                                           -------------------------
                                                                                                            216,985
                                                                                           -------------------------

Regulatory Assets                                                                                            16,849
                                                                                           -------------------------

Deferred Charges                                                                                              7,128
                                                                                           -------------------------


                                                                                                         $1,007,781
                                                                                           =========================





West Texas Utilities Company                                                                    Exhibit 1 (d)
Balance Sheet                                                                                    Page 2 of 2

--------------------------------------------------------------------------------------------------------------------
                                                                                             As of September 30,
                                                                                                     2001
                                                                                           -------------------------
                                                                                                 (thousands)
CAPITALIZATION AND LIABILITIES
Capitalization
    Common stock:   $25 par value
        Authorized:  7,800,000 shares
        Issued and outstanding: 5,488,560 shares                                                           $137,214
    Paid-in capital
                                                                                                              2,236
    Retained earnings                                                                                       121,983
                                                                                           -------------------------
        Total Common Stock Equity                                                                           261,433

    Cumulative preferred stock:
                                                                                                              2,482
          Not Subject to Mandatory Redemption
    Long-term debt                                                                                          255,936
                                                                                           -------------------------
        Total Capitalization                                                                                519,851
                                                                                           -------------------------
                                                                                           -------------------------

Current Liabilities
    Advances from affiliates                                                                                 46,130
    Accounts payable                                                                                         21,356
    Payables to affiliates                                                                                   14,992
    Customer Deposits                                                                                         3,221
    Taxes accrued                                                                                            46,009
    Interest accrued                                                                                          4,319
    Energy Trading Contracts                                                                                104,489
    Other                                                                                                    10,614
                                                                                           -------------------------
                                                                                                            251,130
                                                                                           -------------------------

Deferred Income Taxes                                                                                       148,872
                                                                                           -------------------------

Deferred Investment Tax Credits                                                                              23,099
                                                                                           -------------------------

Long-Term Energy Trading Contracts                                                                           28,957
                                                                                           -------------------------

Regulatory Liabilities and Deferred Credits                                                                  35,872
                                                                                           -------------------------
                                                                                           -------------------------

Commitments and Contingencies (Note 8)

                                                                                                         $1,007,781
                                                                                           =========================




American Electric Power Service Corp.                                                       Exhibit 1 (e)
 Balance Sheet                                                                               Page 1 of 1

----------------------------------------------------------------------------------------------------------------------
                                                                                         As of September 30,
                                                                                                 2001
                                                                                 -------------------------------------
                                                                                             (thousands)
ASSETS
Property, Plant and Equipment
    General                                                                                                  $421,860
  Less - accumulated depreciation                                                                             178,997
                                                                                 -------------------------------------
                                                                                                              242,863
                                                                                 -------------------------------------

Investments                                                                                                    95,153
                                                                                 -------------------------------------

Current Assets
    Cash                                                                                                        3,799
    Accounts receivable                                                                                       153,361
    Prepayments                                                                                                 4,030
                                                                                 -------------------------------------
                                                                                                              161,190
                                                                                 -------------------------------------

Deferred Income Taxes                                                                                          50,805
                                                                                 -------------------------------------

Regulatory Assets                                                                                               5,430
                                                                                 -------------------------------------

Deferred Charges                                                                                               10,951
                                                                                 -------------------------------------

                                                                                                             $566,392
                                                                                 -------------------------------------

CAPITALIZATION AND LIABILITIES

Capitalization
    Common stock:  $100 par value
        Authorized shares:  20,000 shares
        Issued and outstanding shares:  13,500 shares                                                          $1,350
        Paid-in captial                                                                                           100
        Accumulated Other Comprehensive Income (Loss):
          Minimum Pension Liability                                                                          (10,023)
                                                                                 -------------------------------------
                                                                                 -------------------------------------
       Total Common Stock Equity                                                                              (8,573)
                                                                                 -------------------------------------

       Long-Term Debt (less current maturities)                                                                57,100
                                                                                 -------------------------------------

Other Noncurrent Liabilities
       Obligations Under Capital Leases                                                                        38,782
       Accrued Pension                                                                                         21,430
       Incentive Compensation Plans                                                                           138,182
       Other                                                                                                   24,217
                                                                                 -------------------------------------
       Total Other Noncurrent Liabilities                                                                     222,611
                                                                                 =====================================

Current Liabilities
    Long-term Debt                                                                                              2,000
    Advances from affiliates                                                                                   19,112
    Obligations Under Capital Leases                                                                           22,291
    Payables to affiliates                                                                                     23,251
    Accounts payable                                                                                            8,859
    Accrued taxes                                                                                              29,519
    Accrued vacation pay                                                                                       40,738
    Accrued payroll                                                                                           101,220
    Other                                                                                                      32,360
                                                                                 -------------------------------------
                                                                                                              279,350
                                                                                 -------------------------------------

Deferred Income Tax Credits                                                                                       876
                                                                                 -------------------------------------

Deferred Amounts Due to Affiliates for Income Tax Benefits                                                      7,118
                                                                                 -------------------------------------

Deferred Credits                                                                                                7,910
                                                                                 -------------------------------------

                                                                                                             $566,392
                                                                                 =====================================



Central Power and Light Company                                                                Exhibit 2 (a)
Consolidated Statement of Income                                                                Page 1 of 1

--------------------------------------------------------------------------------------------------------------------
                                                                                               Twelve Months
                                                                                            Ended September 30,
                                                                                                    2001
                                                                                         ---------------------------
                                                                                                (thousands)
Electric Operating Revenues                                                                              $2,903,421
                                                                                         ---------------------------

Operating Expenses and Taxes
    Fuel                                                                                                    559,803
    Purchased Power                                                                                       1,277,419
    Other Operating                                                                                         313,617
    Maintenance                                                                                              64,961
    Depreciation and Amortization                                                                           170,966
    Taxes Other Than Federal Income Taxes                                                                   104,770
    Federal Income Taxes                                                                                    100,706
                                                                                         ---------------------------
                                                                                                          2,592,242
                                                                                         ---------------------------

Operating Income                                                                                            311,179
                                                                                         ---------------------------

Nonoperating Income (Loss)                                                                                    7,693
                                                                                         ---------------------------

Income Before Interest Charges                                                                              318,872
                                                                                         ---------------------------

Interest Charges                                                                                            123,720
                                                                                         ---------------------------



Net Income                                                                                                  195,152
    Less:  Preferred stock dividends                                                                            241
   (Loss) on reacquired perferred stock                                                                           -
                                                                                         ---------------------------
Net Income for Common Stock                                                                                $194,911
                                                                                         ===========================






Public Service Company of Oklahoma                                                             Exhibit 2 (b)
Consolidated Statement of Income                                                                Page 1 of 1

--------------------------------------------------------------------------------------------------------------------
                                                                                               Twelve Months
                                                                                            Ended September 30,
                                                                                                    2001
                                                                                         ---------------------------
                                                                                                (thousands)
Electric Operating Revenues                                                                              $1,898,159
                                                                                         ---------------------------

Operating Expenses and Taxes
    Fuel                                                                                                    512,341
    Purchased Power                                                                                         965,939
    Other Operating                                                                                         139,088
    Maintenance                                                                                              49,406
    Depreciation and Amortization                                                                            78,406
    Taxes Other Than Federal Income Taxes                                                                    34,354
    Federal Income Taxes                                                                                     23,560
                                                                                         ---------------------------
                                                                                                          1,803,094
                                                                                         ---------------------------
Operating Income                                                                                             95,065
                                                                                         ---------------------------

Nonoperating Income (Loss)                                                                                    1,955
                                                                                         ---------------------------

Income Before Interest Charges                                                                               97,020
                                                                                         ---------------------------


Interest Charges                                                                                             39,122
                                                                                         ---------------------------

Net Income                                                                                                   57,898
  Less:  Preferred stock dividends                                                                              213
                                                                                         ---------------------------

Net Income for Common Stock                                                                                 $57,685
                                                                                         ===========================






Southwestern Electric Power Company                                                            Exhibit 2 (c)
Consolidated Statement of Income                                                                Page 1 of 1

--------------------------------------------------------------------------------------------------------------------
                                                                                               Twelve Months
                                                                                            Ended September 30,
                                                                                                    2001
                                                                                         ---------------------------
                                                                                                (thousands)

Electric Operating Revenues                                                                              $2,155,829
                                                                                         ---------------------------

Operating Expenses and Taxes
    Fuel                                                                                                    499,874
    Purchased Power                                                                                       1,063,604
    Other Operating                                                                                         167,952
    Maintenance                                                                                              78,278
    Depreciation and Amortization                                                                           116,138
    Taxes Other Than Federal Income Taxes                                                                    62,655
    Federal Income Taxes                                                                                     29,560
                                                                                         ---------------------------
                                                                                                          2,018,061
                                                                                         ---------------------------

Operating Income                                                                                            137,768
                                                                                         ---------------------------

Nonoperating Income (Loss)                                                                                    3,302
                                                                                         ---------------------------

Income Before Interest Charges                                                                              141,070
                                                                                         ---------------------------

Interest Charges                                                                                             58,374

Net Income                                                                                                   82,696
    Less: Preferred stock dividends
                                                                                                                229
                                                                                         ---------------------------
Net Income for Common Stock                                                                                 $82,467
                                                                                         ===========================





West Texas Utilities Company                                                                   Exhibit 2 (d)
Statement of Income                                                                             Page 1 of 1

--------------------------------------------------------------------------------------------------------------------
                                                                                               Twelve Months
                                                                                            Ended September 30,
                                                                                                    2001
                                                                                         ---------------------------
                                                                                                (thousands)
Electric Operating Revenues                                                                                $964,994
                                                                                         ---------------------------

Operating Expenses and Taxes
    Fuel                                                                                                    198,059
    Purchased Power                                                                                         504,657
    Other Operating                                                                                         101,724
    Maintenance                                                                                              22,362
    Depreciation and Amortization                                                                            52,571
    Taxes Other Than Federal Income Taxes                                                                    29,558
    Federal Income Taxes                                                                                     11,441
                                                                                         ---------------------------
                                                                                                            920,372
                                                                                         ---------------------------
Operating Income                                                                                             44,622
                                                                                         ---------------------------

Nonoperating Income (Loss)                                                                                    4,272
                                                                                         ---------------------------

Income Before Interest Charges                                                                               48,894
                                                                                         ---------------------------

Interest Charges                                                                                             22,926
                                                                                         ---------------------------

Net Income                                                                                                   25,968

    Less: Preferred stock dividends
                                                                                                                104
                                                                                         ---------------------------
Net Income for Common Stock                                                                                 $25,864
                                                                                         ===========================





American Electric Power Service Corp.                                                          Exhibit 2 (e)
Statement of Income                                                                             Page 1 of 1

--------------------------------------------------------------------------------------------------------------------
                                                                                               Twelve Months
                                                                                            Ended September 30,
                                                                                                    2001
                                                                                         ---------------------------
                                                                                                (thousands)

Operating Revenues:
    Affiliated Companies                                                                                 $1,498,112
    Nonaffiliated Companies                                                                                   4,631
                                                                                         ---------------------------
        Total Revenues                                                                                    1,502,743
                                                                                         ===========================

Operating Expenses and Taxes
    Operation and Maintenance                                                                             1,335,869
    Taxes other than federal income taxes                                                                    55,471
    Depreciation and amortization                                                                            25,251
                                                                                         ---------------------------
       Total Expenses                                                                                     1,416,591

Operating Income                                                                                             86,152

Other Income and (Deductions)                                                                               (7,041)
                                                                                         ---------------------------
Income Before Interest Charges and Federal Income Taxes                                                      79,111

Interest Charges                                                                                             25,718
                                                                                         ---------------------------

Income Before Federal Income Taxes                                                                           53,393

Federal Income Tax                                                                                           53,393
                                                                                         ---------------------------

Net Income for Common Stock                                                                           $          --
                                                                                         ===========================


American Electric Power Service Corp.                                                          Exhibit 2 (e)
Statement of Comprehensive Income                                                               Page 1 of 1

--------------------------------------------------------------------------------------------------------------------
                                                                                               Twelve Months
                                                                                            Ended September 30,
                                                                                                    2001
                                                                                         ---------------------------
                                                                                                (thousands)

Net Income                                                                                            $          --

Other Comprehensive Income (Loss):
    Minimum Pension Liability                                                                                (5,818)
                                                                                         ---------------------------
Comprehensive Income (Loss)                                                                                  (5,818)
                                                                                         ===========================

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